Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington 98101

February 27, 2007

Mr. Milwood Hobbs
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Visualant, Incorporated
    Form 10-KSB for Fiscal Year Ended 9/30/2006
    Filed on January 16, 2007
    File No. 0-30262

Dear Mr. Hobbs,

Please find our response to your comments on the Form 10-KSB for the Fiscal Year Ended September 30, 2006 filed by Visualant, Inc. (the “Company”). In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Item 1. Description of Business

Comment--Your disclosure regarding the nature of your business is too general and can be confusing to an investor. For instance, you disclose in the last paragraph on page 4 that plans for the future will depend on the availability of financing which will be required to enable you to develop your “technology.” Based on your previous unsuccessful attempts to either acquire a business or conduct research activities with other businesses, perhaps digital color technology is the principal technology you are making reference to. Please tell us and revise your disclosure to clarify and discuss “what specific technology” you are referring to so that an investor can better understand the current direction of all of your research and development efforts and your future business activities.

Response—In the Company’s Form 10-QSB for the quarter ended December 31, 2006, the Company clarified the nature of its business by inserting within the first paragraph of Item 2, Management’s Plan of Operations, the following section: “The Company is a development stage company engaged in the business of commercializing products and services based upon our spectral signature technology as reflected in our recently filed patent applications. These patent applications pertain to the use of controlled illumination with specific bands of electromagnetic radiation, detection of returned electromagnetic radiation and data management in an innovative manner enabling our devices to establish a unique spectral signature for both individual and classes of items.”

Item 6. Management’s Discussion and Analysis or Plan of Operations

Comment—Please disclose any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 303(c) of Regulation S-B.

Response—The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity or capital resources.

Liquidity and Capital Resources, page 9

Comment—According to your disclosure, you incurred $452,009 in research and development fees during the year ended September 30, 2006 as noted in footnote (v). Please explain to us and revise your disclosure to describe the specific nature of the research being performed, the type of product or process being developed, and the amount you expect or anticipate spending in future periods to achieve the desired results. Tell us and disclose to which independent contractor your funds were paid and the amount.

Response—In the Company’s Form 10-QSB for the quarter ended December 31, 2006, the Company addressed this comment by inserting in the second paragraph of Item 2, Management’s Plan of Operations the following paragraph: “The Company currently buys its research and development from outside third party sources. On December 16, 2005, the company entered into a research and development contract with RATLab LLC, a privately-owned research laboratory in Seattle, Washington. Under the contract, RATLab performs research and development using the Company’s existing intellectual property, as well as newly developed research and technologies in order to assist the Company with the commercialization of its core spectral signature technologies. During the three month period ended December 31, 2006, the Company paid approximately $55,000 in research and development fees to RATLab LLC, and assuming the Company is successful in raising additional funds, it anticipates that it will pay RATLab LLC the sum of $1.5 million dollars to develop operational prototypes over the next twelve months.”

During the three month period ended December 31, 2006, the Company recorded approximately $249,000 related to research and development expenses. The research and development costs include stock compensation expense related to options granted to consultants totaling $158,000. The remaining research and development expenses for the three month period ended December 31, 2006 are primarily comprised of $90,000 for services provided by RATLab LLC, as well as services provided by a Senior Scientific Advisor.

For the year ended September 30, 2006, RATLab LLC provided approximately $263,000 of services for patent evaluations and to develop operational prototypes for the Company. The remaining research and development expenses are primarily comprised of $106,000 for consulting services provided by E-Vision Technologies Inc., as well as $83,000 for the Company’s Senior Scientific and Strategic Advisors. The Company terminated its contract with E-Vision Technologies Inc. in February 2006.

Plan of Operation, page 10

Comment—We note your disclosure that you have not had any operations or any revenues since your inception in 1998, and that you remain in the development stage. However, we also noted in your disclosure that you expect to have a product available for demonstration within the next six months. Please tell us and revise your disclosure to clarify the type of product you expect to have developed.

Please also revise your disclosure and provide investors some direction as to when you believe you may be commencing operations. See Item 303(a) of Regulation S-B.

Response—In the Company’s Form 10-QSB for the quarter ended December 31, 2006, the Company addressed this comment by inserting in the fifth paragraph of Item 2, Management’s Plan of Operations the following paragraph: “The Company has developed successful prototypes which capture the spectral signatures of items and manage the data gathered. These prototypes are being shown to potential customers and funding sources to demonstrate the potential and capabilities of our devices. It is envisioned that once the Company has secured a customer or customers, it will collaborate with the customer to develop devices and specific applications of the Company’s technology that are designed to address the customer’s unique concerns. The Company will then hire new personnel sufficient to fulfill its development obligations under any contract entered into. In lieu of such hiring, the Company may contract with certain research organizations to perform development activities on behalf of the Company.”

Item 7. Financial Statements
Notes to Financial Statement
Note 7. Significant Transactions with Related Parties, page 32

Comment--You disclose in Other Compensation under Item 10 the consulting fees are paid to your directors. Please revise your note disclosure to identify the nature and type of consulting services rendered by each director and the amount of fees paid for each period presented.

Response—Ralph Brier, the Company’s former CEO, President and Director, was an independent contractor, not an employee. During the year ended September 30, 2006, administrative consulting, medical insurance and other expenses totaling approximately $196,000 were recorded in connection with Mr. Brier’s services to the Company. Mr. Brier’s duties were typical of a CEO, President and Director. Ronald Erickson also was not an employee of the Company while he was Chairman of the Board and a Director. The Company recorded expenses totaling $3,500 during the year ended September 30, 2006, related to Mr. Erickson’s duties as the Chairman of the Board and a Director.

Item 8A. Controls and Procedures, page 11
(a) Evaluation of Disclosure Controls and Procedures

Comment—We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were adequate and effective to ensure that material information relating to it would be made known to it by others. Please revise your disclosure to state whether your disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed in reports that you file under the Exchange Act is recorded, processed, summarized and reported as and when required. See Exchange Act Rule 13a-15(e).

Response—In the Company’s Form 10-QSB for the quarter ended December 31, 2006, the following paragraph was inserted in Item 3, Controls and Procedures, (a) Evaluation of Disclosure Controls and Procedures, to address this comment: “The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s controls and procedures (as defined in the Securities Act of 1934 Rule 13a-15(e) as of the end of the Company’s quarter ending December 31, 2006 (the “Evaluation Date”), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed in reports that the Company files under the Exchange Act is recorded, processed, summarized and reported as and when required.”

The Company’s Form 10-QSB for the quarter ended December 31, 2006 was prepared and filed to address the Commission’s comments and provide the requested additional disclosures to more accurately describe the Company’s business and its progress during the reporting period. Should you have any comments or questions, please call me at (206) 232-2360.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
CEO, President and Director
Visualant, Inc.
(206) 232-2360